

November 28, 2012

Via E-mail
Mr. David K. Spohr
Senior Vice President and Director of Fund Administration
Kenmar Preferred Investments, L.P.
900 King Street, Suite 100
Rye Brook, NY  10573

> **Re:** **KMP Futures Fund I LLC**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **Forms 10-Q for the Quarters Ended March 31, 2012, June 30, 2012, and**
> **September 30, 2012**
> **File No. 000-53816**

Dear Mr. Spohr:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2012

Note 3. Fees, page 17

1. In future filings, please clarify the base used to calculate indirect monthly management fees (e.g., amount funded, total capital commitment).

Item 2. Management's Discussion and Analysis of Financial Condition…, page 28

Managing Member and its Affiliates, page 30

2. In future filings, please revise to more clearly define the term "notional equity" in order to reconcile your disclosure on page 30 that the managing member does not intend to use

notional equity with your disclosure on page 20 that your investments in the affiliated investment funds are notionally funded. In addition, please include a discussion of how notional funding works with disclosure of the circumstances under which the two funds can request additional capital.

Exhibits 31.1 and 31.2

3. Please confirm to us that you will revise your certifications in all future filings, to conform to the exact language of Item 601(b)(31) of Regulation S-K, including the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief